SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OMEGA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68217N 105

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship V VentureLabs Rx Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,088,470
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,088,470

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,088,470
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.0%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Ventures Fund V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,896,386
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,896,386

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,896,386
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.7%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Ventures Fund V General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,984,856
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,984,856

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,984,856
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.7%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,617,413
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,617,413

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,617,413
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.7%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Fund VI General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,617,413
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,617,413

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,617,413
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.7%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Nutritional Health LTP Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 970,588
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 970,588

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 970,588
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.8%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Nutritional Health LTP Fund General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 970,588
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 970,588

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 970,588
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.8%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,508,693
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,508,693

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,508,693
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.6%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Special Opportunities Fund II General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,508,693
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,508,693

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,508,693
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.6%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: FPN, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,617,646
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,617,646

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,617,646
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.9%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: FPN General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,617,646
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,617,646

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,617,646
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.9%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship VentureLabs V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,197,059
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,197,059

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,197,059
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.0%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: VentureLabs V Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,197,059
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,197,059

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,197,059
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.0%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Fund VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,329,324
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,329,324

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,329,324
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.4%
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering Fund VII General Partner LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,329,324
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,329,324

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,329,324
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.4%
(14)	Type of Reporting Person (See Instructions): OO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Flagship Pioneering, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,240,723
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,240,723

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,240,723
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 40.4%
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 68217N 105

(1)	Name of Reporting Persons: Noubar Afeyan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,852*
	(8)	Shared Voting Power 29,225,579
	(9)	Sole Dispositive Power 19,852*
	(10)	Shared Dispositive Power 29,225,579

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,245,431*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 53.2%
(14)	Type of Reporting Person (See Instructions): IN

*	Includes 19,852 shares of Common Stock underlying stock options exercisable within 60 days of this Statement, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 68217N 105

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons (as defined below) on August 5, 2021 relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of Omega Therapeutics Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 20 Acorn Park Drive, Cambridge, MA 02140.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship V VentureLabs Rx Fund, L.P., a Delaware limited partnership (“Flagship Fund V Rx”). The general partner of Flagship Fund V Rx is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).

ii.	Flagship Ventures Fund V, L.P., a Delaware limited partnership (“Flagship Fund V”). The general partner of Flagship Fund V is Flagship Fund V GP.

iii.	Flagship Fund V GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship Fund V GP.

iv.

Flagship Pioneering Fund VI, L.P., a Delaware limited partnership (“Flagship Fund VI”). The general partner of Flagship Fund VI is Flagship Pioneering Fund VI General Partner LLC, a Delaware limited liability company (“Flagship Fund VI GP”).

v.	Flagship Fund VI GP. The manager of Flagship Fund VI GP is Flagship Pioneering, Inc., a Delaware corporation (“Flagship Pioneering”).

vi.

Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP”). The general partner of Nutritional LTP is Nutritional Health LTP Fund General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).

vii.	Nutritional LTP GP. Flagship Pioneering is the sole manager of Nutritional LTP GP.

viii.

Flagship Pioneering Special Opportunities Fund II, L.P., a Delaware limited partnership (“Flagship Opportunities Fund II”). The general partner of Flagship Opportunities Fund II is Flagship Pioneering Special Opportunities Fund II General Partner LLC, a Delaware limited liability company (“Flagship Opportunities Fund II GP”).

ix.	Flagship Opportunities Fund II GP. The manager of Flagship Opportunities Fund II GP is Flagship Pioneering.

x.	FPN, L.P., a limited partnership organized under the laws of Ontario (“FPN Fund”). The general partner of FPN Fund is FPN General Partner LLC, a Delaware limited liability company (“FPN GP”).

xi.	FPN GP. The manager of FPN GP is Flagship Pioneering.

xii.

Flagship VentureLabs V, LLC, a Delaware limited liability company (“VentureLabs V”). The manager of VentureLabs V is VentureLabs V Manager LLC, a Delaware limited liability company (“VentureLabs V Manager”).

xiii.	VentureLabs V Manager. The manager of VentureLabs V Manager is Flagship Pioneering.

xiv.

Flagship Pioneering Fund VII, L.P., a Delaware limited partnership (“Flagship Fund VII” and together with Flagship Fund V Rx, Flagship Fund V, Flagship Fund VI, Nutritional LTP, Flagship Opportunities Fund II, FPN Fund and VentureLabs V, the “Flagship Funds”). The general partner of Flagship Fund VII is Flagship Pioneering Fund VII General Partner LLC, a Delaware limited liability company (“Flagship Fund VII GP”).

CUSIP No. 68217N 105

xv.	Flagship Fund VII GP. The manager of Flagship Fund VII GP is Flagship Pioneering.

xvi.	Flagship Pioneering. Dr. Afeyan is the CEO, sole shareholder and director of Flagship Pioneering.

xvii.	Dr. Afeyan, a citizen of the United States of America.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to include the following:

Securities Purchase Agreement

On February 22, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers named therein (collectively, the “Purchasers”), including Flagship Opportunities Fund II and Flagship Fund VII. Pursuant to the Purchase Agreement, the Company agreed to issue and sell in a registered direct offering (the “Offering”) an aggregate of 6,920,415 shares of the Common Stock at a purchase price of $5.78 per share to the Purchasers, pursuant to an effective shelf registration statement on Form S-3 (File No. 333-268254) and a related prospectus supplement filed with the Securities and Exchange Commission. The closing of the Offering was subject to the satisfaction of customary closing conditions and occurred on February 27, 2023. In connection with the Offering, Flagship Opportunities Fund II and Flagship Fund VII purchased 1,993,986 shares and 1,329,324 shares of Common Stock, respectively.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Purchasers, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a form of which is filed as Exhibit 2 hereto and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 55,012,649 shares of Common Stock outstanding, as reported in the Issuer’s Form 424(b)(5) prospectus supplement filed with the Securities and Exchange Commission on February 23, 2023.

Flagship Fund V Rx directly holds 1,088,470 shares of Common Stock. Flagship Fund V directly holds 5,896,386 shares of Common Stock. Flagship Fund V GP, as the general partner of each of Flagship Fund V Rx and Flagship Fund V, may be deemed to beneficially own the shares directly held by Flagship Fund V Rx and Flagship Fund V.

Flagship Fund VI directly holds 8,617,413 shares of Common Stock. Flagship Fund VI GP, as general partner of Flagship Fund VI, may be deemed to beneficially own the shares directly held by Flagship Fund VI.

Nutritional LTP directly holds 970,588 shares of Common Stock. Nutritional LTP GP, as general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

CUSIP No. 68217N 105

Flagship Opportunities Fund II directly holds 7,508,693 shares of Common Stock. Flagship Opportunities Fund II GP, as general partner of Flagship Opportunities Fund II, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund II.

FPN Fund directly holds 1,617,646 shares of Common Stock. FPN GP, as general partner of FPN Fund, may be deemed to beneficially own the shares directly held by FPN Fund.

VentureLabs V directly holds 2,197,059 shares of Common Stock. VentureLabs V Manager, as manager of VentureLabs V, may be deemed to beneficially own the shares directly held by VentureLabs V.

Flagship Fund VII directly holds 1,329,324 shares of Common Stock. Flagship Fund VII GP, as general partner of Flagship Fund VII, may be deemed to beneficially own the shares directly held by Flagship Fund VII.

Flagship Pioneering, as the manager of each of Flagship Fund VI GP, Nutritional LTP GP, Flagship Opportunities II GP, FPN GP, VentureLabs V Manager and Flagship Fund VII GP, may be deemed to beneficially own the shares held directly by Flagship Fund VI, Nutritional LTP, Flagship Opportunities Fund II, FPN Fund, VentureLabs V and Flagship Fund VII.

Dr. Afeyan may be deemed to beneficially own 19,852 shares of Common Stock underlying stock options exercisable within 60 days of this Statement, and as the sole manager of Flagship Fund V GP and as CEO, sole shareholder and director of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

(c) Except as reported in Item 4 of this Statement, none of the Reporting Persons have effected transactions in the Common Stock of the Issuer during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 23, 2023).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 27, 2023

FLAGSHIP V VENTURELABS RX FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC
Its:	General Partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC
Its:	General Partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI, L.P.

By:	Flagship Pioneering Fund VI General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II, L.P.

By:	Flagship Pioneering Special Opportunities Fund II General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FPN, L.P.

By:	FPN General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP VENTURELABS V, LLC

By:	VentureLabs V Manager LLC
Its:	Manager

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII, L.P.

By:	Flagship Pioneering Fund VII General Partner LLC
Its:	General Partner

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VI GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING SPECIAL OPPORTUNITIES FUND II GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FPN GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

VENTURELABS V MANAGER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.
Its:	Manager

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.